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                                  March 4, 1998

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re: ISS Group, Inc.

Ladies and Gentlemen:

                  Reference is made to (i) the Registration Statement on Form 8-A (the "Form 8-A") filed by ISS Group, Inc., a Delaware corporation (the "Company"), January 22, 1998, and (ii) comment eight of the Staff of the Securities and Exchange Commission with respect to the Company's Registration Statement on Form S-1 (Registration No. 333-44529) (the "Form S-1"), in the letter dated February 25, 1998, addressed to the undersigned.

                  Because it appears that the Company's Form S-1 will not become effective within the 60 days after its Form 8-A was filed, the Company hereby requests that its Form 8-A be withdrawn. The Company will re-file the Form 8-A at a later date closer to the anticipated effective date of the Form S-1.

                  Please contact Brad Eastman at (512) 479-2962 if you should have any questions concerning this matter.

                                      ISS GROUP, INC.


                                      By:  /s/ Thomas E. Noonan
                                           -------------------------------------
                                           Thomas E. Noonan
                                           President and Chief Executive Officer